Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited Announces Update on Involvement of Related Parties

SINGAPORE, September 18, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), an advanced microscopy solutions headquartered in Singapore, today announced an update regarding the involvement of certain related parties of the Company.

The Company wishes to inform its shareholders that SG AB Venture Pte. Ltd. and TongHuai SG2 Enterprise Pte. Ltd. (collectively, the “Former Related Parties”) are no longer related parties of the Company. With effect from February 23, 2026, all Former Related Parties have ceased to have any relationship with the Company or its subsidiaries that would result in their being regarded as related parties. In particular, following the cessation of the common directorships previously held, none of the Former Related Parties holds any directorship, management position or other role with the Company or its subsidiaries, and none maintains any ongoing equity, management or other relationship with the Company or its subsidiaries.

The Company does not expect the change in the status of the Former Related Parties to have a material effect on its business, operations or financial condition. The Company remains committed to maintaining high standards of corporate governance and complying with all applicable disclosure requirements relating to related-party relationships and transactions.

Relevant information will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, as appropriate, and will also be made available on the Company’s investor relations website at https://ir.phaostech.com/.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the United States Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information please contact:

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com